SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

2 July 2012

CHANGES TO PRUDENTIAL PLC BOARD COMMITTEES

Prudential plc (“Prudential”) announces that Paul Manduca, who succeeds Harvey McGrath as Chairman of the Board and Nomination Committee today, as announced on 28 May 2012, will cease to be a member of both the Audit and Remuneration Committees with immediate effect.

Non-executive directors Ann Godbehere and Sir Howard Davies will become members of the Nomination Committee with immediate effect.

This announcement is made pursuant to UK Listing Rule 9.6.11(3) and Hong Kong Listing Rule 13.51(2).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for enquiries:

Clive Burns, Head of Group Secretariat

Tel: +44 20 7548 3805